Exhibit 99.3

QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2009

INTRODUCTION

The following information, prepared as of May 14, 2009, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at March 31, 2009 and for the three months ended March 31, 2009 and 2008 and its audited annual consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s 2008 Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Quest’s primary business focus is to utilize its common share equity base of $294 million, augmented by prudent leverage in the form of preferred shares and minimal bank debt, to invest in first mortgages secured by Canadian real estate. The Company also uses, as required, loan syndication as a tool to strengthen liquidity while at the same time providing flexibility to improve its balance sheet. However, recent events in the credit and real estate markets have resulted in Quest focusing on the collection of its loan portfolio and not the origination of new loans.

In December 2008, Quest commenced reducing its revolving debt facility and as at May 14, 2009, has reduced the balance drawn to $nil.  In December 2008, the Company completed a $40 million preferred share issuance which was primarily used to reduce the revolving debt facility and in April 2009, the Company syndicated $30 million of its loan portfolio which was used to further reduce its revolving debt facility.

Since the onset of the credit crisis, take-out financing from conventional sources has become more difficult to obtain for many of Quest’s borrowers, and real estate sales have slowed considerably.  As a result of this, the Company is experiencing delays in repayments and in receiving its interest payments on certain of its loans. As at December 31, 2008, this has led to a significant increase in the number of impaired loans (loans on which the recording of interest income has ceased) in Quest’s portfolio.  Most of these loans continued to be impaired as at March 31, 2009. Deterioration in real estate values in markets where Quest operates has resulted in specific loan losses being charged in the first quarter in the amount of $2.6 million with total allowance for loan losses of $16.3 million as at March 31, 2009.

Quest did not originate any new loans in the first quarter of 2009 as the receipt of payments from loan maturities which could be used to fund new loans could not be accurately predicted and certain borrowers have been requesting an extension to the maturity date of their loans.  Management has determined it is prudent to not commit to new loans in a declining real estate market and instead to reduce the Company’s revolving debt facility and preferred share liability. Currently, Quest intends to fund only existing loan commitments and any appropriate protective disbursements.

Quest is requesting the repayment of all loans on their maturity.  Where this is not possible, Quest works closely with borrowers to extend the maturity for those who are acting in good faith and have a reasonable business plan that demonstrates a viable repayment strategy which includes the pledging of additional collateral where possible.  In other circumstances, Quest will proceed with an orderly disposition of the real estate properties securing the impaired loans in order to mitigate loan losses.

Upon repayment of the Company’s revolving debt and preferred share liabilities, Quest will review its business plan within the context of the credit and real estate markets prior to initiating any further new lending activities.

As noted in its May 4, 2009 press release, Quest is streamlining its executive team and implementing cost reduction measures.

As a mortgage investment corporation (“MIC”), Quest’s balance sheet is dominated by residentially oriented loans. In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured, is, or is intended to be, devoted to residential purposes. This includes loans for the development or financing of single family, apartment, condominium, social housing and nursing/retirement residences. Quest also invests in first mortgages secured by commercial real estate and, to a much lesser extent, in loans to the Canadian resource sector.

As a MIC, Quest is able to reduce its taxable income through the payment of dividends to its common and preferred shareholders. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) (the “Tax Act”). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

NON-GAAP MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and payout ratio on income before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. ROE and ROA are commonly used measures to compare the performance of lenders. The fact that the Company is a MIC is the major reason the Company calculates payout ratio on income before taxes. These non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	return on equity – net income divided by average shareholders’ equity.

•	return on assets – net income divided by average total assets.

•	payout ratio on income before taxes – dividends paid divided by income before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

FINANCIAL PERFORMANCE

Table 1 - Selected Quarterly Financial Information
($ thousands, except per share amounts)
	March 31, 2009	March 31, 2008	Change from March 31, 2008
Key Performance Indicators
Net interest income	6,573	10,577	(4,004)	(38%)
Other income	13	251	(238)	(95%)
Income before income taxes	2,066	7,484	(5,418)	(72%)
Net income	1,383	7,099	(5,716)	(81%)
Earnings per share – basic	0.01	0.05	(0.04)	(80%)
Earnings per share – diluted	0.01	0.05	(0.04)	(80%)
Return on equity(1)(2)	2%	10%
Return on assets(1)(2)	1%	8%
Dividends paid per share	-	0.03	(0.03)	(100%)
Payout ratio on income before taxes(1)	-	49%
Loans receivable	370,382	327,087	43,295	13%
Total assets	382,824	342,491	40,333	12%
Revolving debt facility	46,323	39,917	6,406	16%
Preferred share liability	38,863	-	38,863	100%
Total liabilities	89,062	48,156	40,906	85%
Shareholders' equity	293,762	294,335	(573)	0%
Book value per share	1.98	2.01	(0.03)	(1%)
Impaired loans – gross outstanding principal	113,171	12,568	100,603	800%
Allowance for loan losses	16,332	204	16,128	n/a
Allowance as a % of impaired loans	14%	2%

(1)	See non-GAAP measures disclosed in this MD&A.
(2)	Annualized basis.

Quest’s shareholders' equity has remained at a consistent level of $293.8 million at March 31, 2009, down marginally from $294.3 million a year earlier. As a MIC, Quest’s retained earnings are not expected to grow since any taxable income is distributed in the form of dividends.

Quest’s debt facility and preferred share liability to equity ratio as at March 31, 2009 is 0.3 to 1 compared to 0.1 to 1 a year earlier.  Total assets as a multiple of equity was 1.3 times as at March 31, 2009, up from 1.2 at March 31, 2008. These low ratios should assist the Company in the current economic climate.

Net income decreased $5.7 million or 81% in 2009 to $1.4 million as compared to $7.1 million in 2008 while diluted earnings per share (“EPS”) of $0.01 per share decreased from $0.05 in 2008. The Company recorded specific loan losses of $2.6 million in 2009 compared to $nil in 2008.

Quest’s total assets have increased $40.3 million or 12% to $382.8 million at March 31, 2009 compared to $342.5 million a year earlier. Performing loans at March 31, 2009 were $273.0 million compared to $322.8 million at March 31, 2008, a decrease of $49.8 million or 15.4%. The gross principal outstanding of impaired (non-performing) loans amounted to $113.2 million at March 31, 2009 compared to $12.6 million a year earlier. The increase in impaired loans is the result of the restrictive credit environment and declining real estate market values in certain markets.

Net interest income has decreased by $4.0 million or 38% to $6.6 million in the three month period ended March 31, 2009 compared to $10.6 million in 2008 as a result of interest income not being recorded on the increased impaired mortgages in the portfolio.

DIVIDEND POLICY FOR 2009

Quest’s common share dividend policy is guided by its status as a MIC.  This status allows the Company  to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry forwards. At March 31, 2009, there are $7.8 million of tax losses carried forward from 2008 and prior years which may be utilized in 2009. As a result of its ability to utilize these tax losses, Quest did not have taxable income in the first quarter of 2009 and decided to forego paying a quarterly common share dividend on March 31, 2009, thereby increasing its liquidity. The Company has the option to pay the 2009 dividends on its preferred shares in common shares of Quest. These preferred share dividends are cumulative and serve to reduce Quest’s taxable income. The Company will monitor its 2009 taxable position and liquidity closely to determine if and when a common share dividend will be paid. Quest’s taxable income in 2009 will be subject to many factors, not the least of which is the amount of any additional specific loan loss provisions the Company might incur and any reduction in recording interest income as a result of any increase in impaired loans.

OUTLOOK

In Quest’s “Outlook” section of its Management Discussion and Analysis for December 31, 2008, issued March 26, 2009, management stated that the repayment of loans by the Company’s borrowers is contingent for the most part on an efficient credit market and a healthy real estate market.  These markets have yet to improve significantly and Quest’s loans continue to be exposed to further possible devaluation and as a consequence further loan losses.

And as further reiterated in its May 4, 2009 press release, in the view of management, Quest shareholders will best be served in 2009 by protecting the Company’s balance sheet position and further preserving its capital to deal with continued economic turmoil. There will very likely be further loan losses but the Company has a sufficient capital and working capital bases to absorb these losses. In 2009, the Company will concentrate on curing its impaired loans, reducing existing debt, expense reductions and as always, preserving capital.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	Three months ended March 31, 2009		Three months ended March 31, 2008
Interest income, other income, interest expense and provision for loan losses
Interest income	8,697	218%	11,000	104%
Other income	13	0%	251	2%
Interest expense	(2,124)	(53%)	(423)	(4%)
Provision for loan losses	(2,597)	(65%)	(204)	(2%)
	3,989	100%	10,624	100%
Expenses
Salaries and benefits	874	45%	736	23%
Bonuses	-	-	505	16%
Stock-based compensation	200	10%	272	9%
Legal and professional services	222	12%	722	23%
Resource asset related expenses	85	4%	63	2%
Other	542	29%	842	27%
	1,923	100%	3,140	100%
Income before income taxes	2,066		7,484
Income tax expense	683		385
Net income for the period	1,383		7,099

Interest income

Interest income includes loan interest at the stated loan rate excluding interest that has not been accrued on impaired loans plus loan commitment fees net of originators’ fee expense.  Interest is calculated using the effective interest rate method.

Interest income decreased $2.3 million or 21% to $8.7 million for three months ended March 31, 2009 as compared to $11.0 million during comparative period in 2008. Additionally, interest yields were 9% in 2009 compared to 15% in 2008. This decrease was primarily due to an increase in impaired loans and ceasing to accrue interest income on these loans.  Measured on a quarterly basis, the average outstanding loan portfolio was $371.2 million during the first quarter of 2009, a $68.8 million or 23% increase over the $302.4 million average balance outstanding during the first quarter of 2008.

Other income

Other income relates to the service fees generated from syndicated loans.  During the three months ended March 31, 2009, the Company reported $0.01 million in servicing fees as compared to $0.25 million in the comparative period in 2008.  The decrease is a result of an increase in the required return by syndicate partners.  The syndicated loan portfolio was $51.4 million as at March 31, 2009, a $3.5 million or 6% decrease from $54.9 million at March 31, 2008.

Interest expense

Interest expense for the first quarter 2009 of $2.1 million relates to $0.6 million of interest on Quest’s revolving debt facility, up from $0.4 million in the comparable 2008 quarter and $1.5 million of expense on its cumulative preferred shares.  At March 31, 2009 the available debt facility was $70 million of which $46.9 million has been drawn.  Subsequent to the end of the quarter, the Company renegotiated the revolving debt facility whereby the authorized available debt facility amounts will be reduced during the current year up to its original expiry date in January 2010. In addition, certain covenants were removed and the facility spread, which bears interest based upon bank prime rate plus a spread, was increased.

Preferred share dividends were $1.4 million for the three months ended March 31, 2009 compared to $nil for the comparative period.  On April 9, 2009 the Company arranged to pay the declared dividend on the cumulative preferred shares in common shares of the Company.

Provision for loan losses

Quest has recorded $2.6 million in specific provisions for loan losses in 2009 as compared to $nil in 2008. The loan losses are primarily a result of the continued deterioration of the credit markets and a reduction in the property values held as collateral in certain markets in which the Company operates. The Company has reviewed its entire loan portfolio and estimated a specific provision on a loan by loan basis and as a result, management believes there is no need for a general allowance for loan losses for the period ended March 31, 2009.  As at March 31, 2008 the Company had established a general provision of $0.20 million to absorb probable losses that had not yet been identified by management and which were not associated with specific loans.

Salaries and bonuses

Salaries and benefits increased $0.14 million or 19% during the three months ended March 31, 2009 compared to 2008. The increase relates to net additions in loan remediation, internal audit and contract systems consultants and severance related to loan origination staff.  As at March 31, 2009, the Company had 24 employees as compared to 25 employees as at March 31, 2008.

Bonus expense was $nil compared to $0.51 million for the three months ended March 31, 2009 and 2008, respectively.  During 2008, bonuses represented amounts under the Company’s discretionary incentive plans accrued for officers and employees of the Company; the Board determined that no bonuses would be paid to executives for 2008 and any accruals for this expense were reversed. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors. For 2009, the bonus plan is currently being amended to be consistent with the Company’s focus on the collection of its loan portfolio.  The Compensation Committee is reviewing a proposed new bonus plan which is primarily based on funds collected by Quest from the successful remediation of its loan portfolio. The new bonus plan is subject to the approval of the Compensation Committee and the Board of Directors.

Subsequent to March 31, 2009, the Company announced a reduction to executive salaries and headcount and a streamlining of the executive team.  As a result of these announcements, the Company will incur an estimated cost of $1.5 million which will be charged to expenses in the second quarter of 2009.

Stock-based compensation

Stock-based compensation decreased $0.1 million or 26% to $0.2 million in the first quarter of 2009 as compared to 2008. The expense is recorded on a straight line basis over the expected vesting term of the option (usually three years).  The decrease in expense is a result of no options being granted in the current period.

Legal and professional fees

Legal and professional fees decreased $0.5 million or 69% to $0.2 million during the three months ended March 31, 2009 as compared to $0.7 million in the comparative period in 2008.  Approximately $0.4 million of the legal and professional fees in the prior period related to special advisory work related to the MIC reorganization late in 2007.

Resource asset related expenses

These expenses relate to the costs to fund reclamation and closure obligations at the Castle Mountain property and are over and above the amounts set aside in the asset retirement obligation (“ARO”) account.  The increase of $0.02 million in 2009 to $0.8 million compared to $0.06 million in the comparative period relates mainly to compliance and professional fees.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have decreased $0.3 million or 36% to $0.5 million during the three months ended March 31, 2009 as compared to $0.8 million in the comparative period in 2008 largely due to cost containment.

Provision for income taxes

During prior years, the Company recognized a future tax asset based on the likely realization of tax losses which were to be utilized against future taxable earnings.  The provision for income taxes in the statement of income reflects the utilization of future tax assets as non-capital losses were applied to reduce current period taxable income to nil.  During the first quarter of 2009, the Company utilized $1.4 million of tax losses.  There is approximately $7.8 million of loss carry-forwards available to be utilized during the remainder of 2009 and future years.

Net income

For the three months ended March 31, 2009, the Company had net income of $1.4 million (or $0.01 EPS - diluted) compared to net income of $7.1 million (or $0.05 EPS – diluted) during the comparative period in 2008.

Comprehensive income

At March 31, 2009 and 2008, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value.  As a result, there is no accumulated other comprehensive income to report for the period ended March 31, 2009 and 2008.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)
	March 31, 2009		December 31, 2008		March 31, 2008
Asset mix
Cash deposits	3,875	1%	1,621	1%	1,894	1%
Loans receivable	370,382	97%	372,084	97%	327,087	95%
Future income tax	4,232	1%	4,944	1%	3,552	1%
Other	4,335	1%	5,606	1%	9,958	3%
	382,824	100%	384,255	100%	342,491	100%

Cash deposits

The Company’s cash resources at March 31, 2009 were $3.9 million as compared to $1.6 million as at December 31, 2008 and $1.9 million at March 31, 2008.  Cash deposits include cash balances with major Canadian chartered banks. The Company’s cash balances will vary depending on the timing of loans funded and repaid.

Loans receivable

The outstanding balance of the Company’s loan portfolio decreased $1.7 million or 1% during the first quarter of 2009 as a result of management restricting new loan fundings.  Compared to March 31, 2008, the loan portfolio increased $43.3 million or 13%.  As at March 31, 2009 and December 31, 2008, 99% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 97% at March 31, 2008.  As at March 31, 2009, Quest’s loan portfolio consisted of 54 loans of which 51 were mortgages secured by real estate and 3 were bridge loans secured by various mining and energy related assets.  The following table illustrates the evolution of the Company’s loan portfolio:

Table 4 – Loan Portfolio
($ thousands)
	March 31, 2009		December 31, 2008		March 31, 2008
Principal Outstanding
Mortgages
Land under development	176,070	46%	172,076	45%	168,372	50%
Real estate – residential	8,461	2%	13,704	4%	24,671	7%
Real estate – commercial	63,591	16%	64,784	17%	57,097	17%
Construction	133,652	35%	131,917	33%	75,796	23%
Total mortgages	381,774	99%	382,481	99%	325,936	97%
Bridge loans	4,404	1%	5,106	1%	9,509	3%
Total principal outstanding	386,178	100%	387,587	100%	335,445	100%
Prepaid and accrued interest, net	2,434		952		(3,284)
Deferred loan fees and other, net	(1,898)		(2,720)		(4,870)
Allowance for loan losses	(16,332)		(13,735)		(204)

As recorded on the balance sheet	370,382		372,084		327,087

For the period ended March 31, 2009, funding decreased $50.7 million or 82% to $11.0 million compared to March 31, 2008.  The fundings in the first quarter are the result of prior commitments made by the Company in respect of construction loans and protective disbursements intended to control or protect the value of the underlying security of the loan during the remediation process.

The amounts are net of syndication and, as mentioned above, the Company will syndicate a loan, in certain instances, if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower. Subsequent to March 31, 2009, the Company syndicated $30 million of its loan portfolio. This syndication has been effected through a structure involving senior and subordinated positions, whereby the syndicate partners taking the senior position and Quest the subordinated position.  The effects of this syndication are not reflected in the loan portfolio disclosed herein.

The following table illustrates loan continuity on a net basis. The decrease in repayments and other in 2009 to $12.4 million from $16.4 million in 2008 is due, in part, to certain loans not being repaid at their 2009 maturity dates as a result of certain borrowers’ inability to obtain alternative financing to make these payments.

Table 5 – Loan Principal Continuity
($ thousands)
	March 31, 2009	March 31, 2008

Principal balance, beginning of period	387,587	290,193
Loans funded (net)	11,016	61,693
Loans repaid and other (net)	(12,425)	(16,441)
Principal balance, end of period	386,178	335,445

As at March 31, 2009, the mortgage portfolio was comprised of 99% first mortgages and 1% second mortgages.  The following table outlines Quest’s loan portfolio based on the priority of mortgage security:

Table 6 - Priority of Mortgage Security Charges(1)(2) ($ thousands)
	March 31, 2009		December 31, 2008		March 31, 2008
Principal secured by:
First mortgages	376,774	99%	369,647	97%	299,136	92%
Second mortgages	5,000	1%	12,834	3%	26,800	8%
Total mortgages	381,774	100%	382,481	100%	325,936	100%

1.	Includes mortgage portion of loan portfolio only.

2.
During the first quarter of 2009, the Company purchased the first mortgage secured by property on which Quest held the second mortgage.  The total loan to this borrower of $11,799 is classified as a first mortgage.

As at March 31, 2009, the mortgage portfolio was concentrated in western Canada, with loans in British Columbia representing 40% of the portfolio, the Prairies 46% and Ontario 14%.  Management expects that the portfolio will continue to be weighted in favour of western Canada for the near term.

The following table indicates the geographical composition of the Company’s mortgages at the stated period ends.
Table 7 - Geographic Location of Mortgages(1) ($ thousands)
	March 31, 2009		December 31, 2008		March 31, 2008
Principal outstanding:
British Columbia	153,391	40%	151,096	40%	171,044	53%
Prairies	176,610	46%	183,217	48%	133,722	41%
Ontario	51,773	14%	48,168	12%	21,170	6%
Total mortgages	381,774	100%	382,481	100%	325,936	100%

1.      Includes mortgage portion of loan portfolio only.

Credit quality and impaired loans

As part of the Company’s security, full corporate and/or personal guarantees are typically required from the borrower in addition to the property securing the mortgage.  Where in Quest’s opinion the real estate security alone is not sufficient to meet Quest’s lending criteria, management requires additional collateral on other real estate owned by the borrower or letters of credit.  Management reviews the portfolio on a regular basis to estimate the value of the underlying security and if credit conditions have adversely impacted the carrying value of the loan, suitable action is taken.

As at March 31, 2009, Quest had 2 loans totaling $11.7 million which were classified as past due loans that are not impaired (2008 – 2 loans totaling $24.4 million) These loans are not classified as impaired because they are less than 90 days past due and are fully secured and there is reasonable assurance of collection of principal and accrued interest.

As at March 31, 2009, the Company had fifteen non-performing loans in the amount of $113.8 million (2008 - 4 non-performing in the amount of $12.6 million) on which remedial action has been undertaken. On eleven of these loans totaling $66.8 million, the Company has provided aggregate specific reserves for credit losses of $16.3 million.  For the remaining four impaired loans, totaling $47.0 million, management has not provided for any specific loan losses as the estimated net realizable value of the collateral securing the loans is in excess of the carrying value of the impaired loans.

In determining whether a loan is impaired, Quest looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears 90 days or greater, the loan is declared to be impaired and non-performing and interest ceases to be recorded on the loan. If there has been a specific incident which gives rise to uncertainty as to the ultimate collectability of a loan, even though the regular loan payments may not be 90 days or over in arrears, the loan is declared to be impaired and non-performing. All impaired loans are analyzed to determine whether there has been a reduction in the value of the real estate and other collateral securing the loan such that the carrying value of the loan is in excess of the value of the security. The value of the security is estimated by management using independent appraisals and other market knowledge. Where management can reasonably estimate the time required to dispose of the security, Quest computes the discounted estimated net proceeds on disposal of the security at the interest rate inherent in the loan contract to arrive at the present value of the estimated future net proceeds. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a specific provision for loan losses.

From year end, Quest continued to have 14 loans which are classified as impaired and added another loan for a total of 15 loans, of which 11 have a specific loan loss provision.  As at March 31, 2009, the Company’s allowance for loan losses increased to $16.3 million, mainly as a result of an increase in the specific loan loss provision related to 4 loans, 3 of which continued to be impaired from December 31, 2008.

As the loan remediation process continues, more information comes to light, including the listing of properties for sale and the results of negotiations and comparable sales data and, as a result, Quest increased the loan loss provisions related to these loans as follows:

•
Quest has 3 impaired loans in the Okanagan region of British Columbia, which are primarily land loans awaiting re-development amounting to $31.9 million.  As a result of further development costs to maintain the property value, Quest increased the specific provisions on one of these loans by $0.3 million.

•
Quest has a $4.7 million loan located in northern Alberta whose specific loan loss reserve has increased by $1.0 million to $1.4 million.  Marketing efforts on this property to date have made it necessary to increase the reserve.

•
Quest has a resource loan for $2.7 million on which the loan loss allowance has been increased by $0.6 million to $1.9 million mainly as a result of further deterioration in the value of the collateral.

•
Quest has a residential construction loan in northern Alberta with a current net loan exposure of $6.3 million.  In order to maximize value and ultimately collect on the security, Quest will continue to fund the construction until completion. Quest has taken a specific loan loss of $0.9 million on this loan.

In addition, Quest has a net loan exposure of $25.8 million on a property in downtown Vancouver, British Columbia which is currently subject to receivership proceedings. The loan continues to be classified as impaired however no provision for any loan loss has been determined as required as at March 31, 2009. An independent appraisal from a qualified third party obtained in early 2009 has a value in excess of Quest’s carrying value. However, the appraisal is based on a number of significant conditions including the condominium project being built on a timely basis, which is subject to the receivership proceedings being successfully concluded in the short term.

Quest uses various methods to estimate the current net realizable value for its impaired loans. Most important amongst these is the requisition of independent appraisals from recognized national appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales over the past year has reduced the number of recent comparable transactions on which appraisals may be based and consequently, this has made it difficult to accurately value certain of the types of properties on which Quest lends. This leads to significant measurement uncertainty and the ultimate net realizable values for real estate by which an impaired loan is secured may be materially different than that estimated by management.

In particular, land development loans have a significant degree of measurement uncertainty. Quest has two significant land development loans totaling $57.6 million where the loans are currently classified as performing loans and the recent appraisal values are in excess of the carrying values.  Should these loans become impaired, in the current economic climate, the Company would not be able to dispose of the collateral on a timely basis and the measurement of the value of the underlying security would be difficult to determine and further loan losses may be incurred.

Future income taxes and other assets

Future income tax assets and liabilities reflect management’s estimate of the value of temporary differences.  The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions against future taxable income.  As at March 31, 2009, the future tax asset decreased $0.7 million to $4.2 million compared to $4.9 million at December 31, 2008.  This decrease is the result of utilizing the non-capital loss carry forwards against the current period taxable income of $1.3 million.  The balance of non-capital losses carried forward is $7.8 million at March 31, 2009 compared to $9.1 million at December 31, 2008.  The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at March 31, 2009 include $2.9 million of restricted cash, of which $1.3 million was held in trust to fund borrower’s future interest payments.

Liabilities

Total liabilities at March 31, 2009 were $89.1 million as compared to $93.3 million as at December 31, 2008, representing a $4.2 million or 5% decrease.  Compared to March 31, 2008, total liabilities increased $40.9 million or 85%.  The largest components of total liabilities were the Company’s revolving debt facility and preferred share liability.  At March 31, 2009, the Company had an authorized $70.0 million revolving debt facility, upon which the Company had drawn $46.9 million.  This facility is used to fund loans, as well as to bridge any gap between loan advances and loan repayments.  In December 2008, the Company raised $40 million in a 13.5% cumulative preferred share private placement for liquidity purposes and to pay down its revolving debt facility. The redeemable and retractable preferred shares are classified as liabilities under GAAP.  The increase of $0.14 million in the carrying value from $38.7 million at December 31, 2008 represents the amortization of deferred transaction costs using the effective interest rate method.  The preferred shares may not be redeemed or retracted without the permission of the Company’s bankers prior to January 2010, and are required to be redeemed by December 31, 2010.

Capital management

Quest’s shareholders’ equity has increased $2.8 million to $293.8 million as at March 31, 2009 compared to $291.0 million at December 31, 2008.  The Company did not declare a common share dividend in the first quarter of 2009 in order to preserve capital and boost liquidity.  The Company intends to reinstate the common share dividend as soon as management determines that it is prudent to do so.

In anticipation of its revolving debt facility maturity in January 2010, the Company decreased available borrowings on the revolving debt facility to $70 million from $88 million in December 2008.  Subsequent to March 31, 2009, the Company further renegotiated the terms of its revolving debt facility including its financial covenants, maximum facility amount and interest rate increment.  Further information on the impact on the Company’s capital resources is discussed in the “Liquidity Risk” section herein.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2009 – 2013 are $2.0 million.  Subsequent to March 31, 2009, the Toronto office was closed and is in the process of being sublet.  The Company’s contractual obligations related to the Toronto office remains. As well, the Company has committed to fund loan principal as at March 31, 2009 in the amount of $36.2 million. The following table illustrates these obligations due by period:

Table 8 – Contractual obligations ($ thousands)	Obligations due by period
Types of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years

Office leases and other	1,967	511	1,431	25	-

Loan commitments	36,193	35,183	1,010	-	-

Total	38,160	35,694	2,441	25	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 10 - Summary of quarterly results ($ thousands, except per share amounts)
	First Qtr 2009	Fourth Qtr 2008	Third Qtr 2008	Second Qtr 2008	First Qtr 2008	Fourth Qtr 2007	Third Qtr 2007	Second Qtr 2007
	$	$	$	$	$	$	$	$
Interest income	8,697	11,592	12,547	11,549	11,000	11,133	9,497	9,356

Other income	13	30	44	114	251	2,360	2,165	4,336

Provision for loan losses	2,597	10,685	2,600	246	204	-	-	-

Income (loss) before taxes	2,066	(380)	6,662	8,053	7,484	8,156	7,782	10,735

Net income	1,383	1,848	6,358	7,526	7,099	3,648	5,264	7,366

Earnings Per Share - Basic	0.01	0.01	0.04	0.05	0.05	0.02	0.04	0.05

Earnings Per Share - Diluted	0.01	0.01	0.04	0.05	0.05	0.02	0.04	0.05

Total Assets	382,824	384,255	381,722	366,539	342,491	325,744	304,294	295,798

Total Liabilities	89,062	93,256	86,211	71,015	48,156	35,110	13,125	7,487

As a result of the increase in impaired loans on which the recording of interest income has ceased, the Company’s interest income has decreased during the period as compared to prior quarters.  Prior to the fourth quarter 2008, interest income had generally continued to increase on a quarterly basis as the Company’s loan portfolio had grown.
Other income continues to decrease in 2009 as a result of a lower fee structure on syndicated loans and the Company’s divestiture of its management and corporate finance services operations in December 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of a general allowance for loan losses, and, where required, specific allowances on impaired loans.  Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  This evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company had established a general allowance for loan losses to provide for unknown but probable losses in the loan portfolio. As a result of a comprehensive portfolio review of its loan portfolio as at December 31, 2008 (and updated to March 31, 2009) and the resulting provision for a specific loan loss, where there is insufficient value of collateral or expected cashflows through remediation processes on any impaired loan, management concluded that there was no need for a general allowance for loan losses as at March 31, 2009.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2009, the Company adopted the CICA handbook section 3064 “Goodwill and Intangible Assets”.  The adoption of this standard did not have a material affect on the Company’s consolidated interim financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS expected to be effective for fiscal periods beginning on or after January 1, 2011.  Management has established a changeover plan to adopt IFRS on January 1, 2011. An implementation team has been created and management will be engaging a third-party advisor to assist. Management has not yet started the process of assessing accounting policy choices and elections that are allowed under IFRS. Management will also  assess the impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 12 of its unaudited interim consolidated financial statements as at March 31, 2009 and for the three months ended March 31, 2009 and 2008.  The significant related party transactions in 2009 involved administration services charged to and by a party related by virtue of having certain directors and officers in common.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 14, 2009, the Company had the following common shares and stock options outstanding:

Common shares	150,335,908
Stock options	4,629,131
Fully diluted shares outstanding	154,965,039

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the 2008 Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at March 31, 2009, the largest loan in the Company’s loan portfolio was $29 million (8% of the Company’s loan portfolio) and was not impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company will syndicate a portion of its loans as part of its liquidity risk management.

As at March 31, 2009, the Company had drawn $46.9 million on its $70.0 million revolving debt facility and had future loan commitments to borrowers of up to $36.2 million.  Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at March 31, 2009, 29% of the Company’s loan portfolio, or $112.9 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

The current adverse economic climate is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio. Subsequent to March 31, 2009, the Company renegotiated certain terms of its revolving debt facility which will reduce amounts available under its debt facility during the current year and amended certain covenants.  Based on management’s current financial projections and taking into account known and likely loan portfolio market developments over the remainder of fiscal 2009, the Company does not anticipate any non-compliance with its covenants, namely minimum equity, and tangible assets to debt ratios.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments.  In addition, the Company has initiated a number of procedures to assist in its liquidity management during fiscal 2008 and 2009 including:

•	restricting loan advances to existing lending obligations and protective disbursements and a commitment to not fund any new loans prior to the repayment of the revolving debt facility in its entirety;

•	syndication of existing loans using an A/B priority structure whereby Quest will hold the B portion;

•	obtaining the agreement of preferred shareholders to enable the Company to settle their dividend payments in common shares of the Company, at the discretion of the Company.

As a result of these initiatives, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at March 31, 2009, the Company had 7 variable rate loans priced off the bank prime rate with an aggregate principal of $50.6 million and 47 fixed-rate loans with an aggregate principal of $335.6 million.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Changes in Internal Disclosure Controls and Procedures

There were no changes in the Company’s internal disclosure controls and procedures that occurred during the first quarter of 2009 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures or internal controls over financial reporting.  As announced in the Company’s press release dated, May 4, 2009, Brian Bayley will become President and CEO, replacing Stephen Coffey effective May 21, 2009 and Ken Gordon, Chief Operating Officer, will no longer be with the Company. The position will be eliminated.

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  In addition, the Company’s Audit Committee, on behalf of the Board of Directors, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.